

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

VIA E-Mail
Mr. Theodore E. Guth
Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Boulevard, 2nd Floor
Santa Monica, California 90401

> **Re:    Douglas Emmett, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed on February 24, 2012**
> **File No. 001-33106**

Dear Mr. Theodore E. Guth:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Results Of Operations, pages 35 – 38

1.      We note that historically over the last several years, decreases in office rental revenue have been attributed to decreases in occupancy and lower accretion from below-market leases in place at the time of your IPO as these below-market leases expire.   Please tell us and revise future periodic filings to quantify the occupancy rates, the amount of accretion recognized for below-market leases, and the number of below-market leases that expired for all periods presented.

Funds From Operations, page 35

2.      We note that for FFO purposes you recognize the full impact of the termination fee in the quarter in which the swap is terminated and therefore adjust for the amortization of swap

termination fee to arrive at FFO.   It is not clear how this adjustment is consistent with the standards established by NAREIT.   Please clarify and/or revise future periodic filings to label this measure as "Modified" or "Adjusted" FFO and provide reconciliation between this measure and FFO calculated consistent with the standards established by NAREIT.

Consolidated Statements of Operations, page F-5

3.      Please clarify your basis in GAAP for not considering acquisition-related expenses in arriving at operating income.

Note 2 – Summary of Significant Accounting Policies

Investments In Real Estate, page F-9

4.      Based on disclosures on page 14 and elsewhere in your filing, we note you may engage in development and redevelopment activities with respect to certain of your properties. Please disclose your capitalization policy.   Your disclosure should address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses.   In addition, please disclose the periods of capitalization including a discussion of when the capitalization period ends.  Lastly, on your consolidated statements of cash flows, please revise future periodic filings to separately present amounts related to capital expenditures and property acquisitions.

Note 10 – Interest Rate Contracts, pages F-18 – F-20

5.      You determined that your derivative valuations in their entirety are classified in Level 2. We also note that you incorporate credit value adjustments to appropriately reflect both your own nonperformance risk and the respective counterparty's nonperformance risk. Please clarify how you considered whether these credit value adjustments utilize Level 3 unobservable inputs and the significance of these credit value adjustments to the overall fair value measurements of your derivatives.   Your response should discuss the factors considered that support your conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •    the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief